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                              February 2, 2024

       Michael Nessim
       Chief Executive Officer
       Binah Capital Group, Inc.
       17 Battery Place, Room 625
       New York, New York 10004

                                                        Re: Binah Capital
Group, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed January 12,
2024
                                                            File No. 333-269004

       Dear Michael Nessim:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

       Amendment No. 5 to Form S-4 filed January 12, 2024

       Wentworth Executive Compensation, page 189

   1. Please update to include compensation for the most recent completed fiscal year as well.
                                                        Refer to Item 402 of
Regulation S-K.
       Certain United States Federal Income Tax, page 218

   2. We note the draft opinion filed as exhibit 8.1. Both the prospectus and the exhibit appear to refer to the tax
discussion as a summary. Please revise to have both the exhibit 8 short-
                                                        form opinion and the
tax disclosure in the prospectus clearly state that the tax
                                                        consequences section of
the prospectus is the opinion of named counsel and clearly
                                                        identify the opinion
being rendered. Refer to Staff Legal Bulletin No. 19, Legality and
                                                        Tax Opinions in
Registered Offerings, available on our website.
 Michael Nessim
Binah Capital Group, Inc.
February 2, 2024
Page 2

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Nessim                           Sincerely,
Comapany NameBinah Capital Group, Inc.
                                                           Division of
Corporation Finance
February 2, 2024 Page 2                                    Office of Finance
FirstName LastName